Authorization and Designation
To Sign and File
Section 16 Reporting Forms

The undersigned, a Director of Altria Group, Inc., a Virginia corporation (the Company), does hereby authorize and designate Sean X. McKessy or Angela M. Crosby to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the Company with the Securities and Exchange Commission pursuant to the requirements of Section
16 of the Securities Exchange Act of 1934 (Section 16).
This authorization, unless earlier revoked in writing, shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation this 24th day of March, 2008.

	/s/
Thomas F. Farrell II